Exhibit 1.02

Cooper-Standard Holdings Inc.

Conflict Minerals Report

For the calendar year ended December 31, 2013

Cooper-Standard Holdings Inc. (together with its consolidated subsidiaries, the “Company,” “Cooper Standard,” “we,” “our” or “us”) is a leading manufacturer of sealing and trim, fuel and brake delivery, fluid transfer, thermal and emissions, and anti-vibration systems components, systems, subsystems, and modules. Our products are primarily for use in passenger vehicles and light trucks manufactured by global automotive original equipment manufacturers (“OEM’s”) and replacement markets. We conduct substantially all of our activities through our subsidiaries.

The Company has approximately 25,300 employees with 84 facilities in 19 countries. We believe we are the largest global producer of body sealing systems, the second largest global producer of the types of fuel and brake delivery products that we manufacture, and one of the largest North American producers of fluid transfer systems (IRN 2012 Market Position Study). We design and manufacture our products in each major region of the world through a disciplined and sustained approach to engineering and operational excellence. We operate in 74 manufacturing locations and 10 design, engineering, and administrative locations.

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 (the “Rule”), we have prepared and filed this Conflict Minerals Report as Exhibit 1.02 to Form SD. Conflict minerals means cassiterite, columbite-tantalite, gold, wolframite, and their derivatives: tin, tantalum, tungsten, and gold (“conflict minerals” or “3TG”). This report is not subject to an independent private sector audit.

Part I. Due Diligence

Design of Due Diligence

After conducting a reasonable country of origin inquiry (“RCOI”), we performed due diligence on the source and chain of custody of the 3TG that are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured. Our due diligence measures were designed to conform in all material respects with the framework in the Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition) and the related Supplements for gold and for tin, tantalum and tungsten.

Conflict Minerals Corporate Policy Statement

The Company has adopted the following Conflict Minerals Corporate Policy Statement, which is publicly available on our website www.cooperstandard.com/Corporate_Governance.php.

CONFLICT MINERALS CORPORATE POLICY STATEMENT

Cooper Standard is concerned about the violence and human rights violations in the eastern Democratic Republic of the Congo (“DRC”) and its surrounding countries where armed groups are being directly or indirectly financed through the exploitation and trade of conflict minerals. “Conflict minerals” refers to gold, as well as tin, tantalum, and tungsten, the derivatives of cassiterite, columbite-tantalite, and wolframite, regardless of where they are sourced, processed or sold. The U.S. Secretary of State may designate other minerals in the future.

Cooper Standard intends to comply with Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”) and Rule 13(p)-1 of the Securities Exchange Act of 1934, as amended, by filing a special disclosure and report with the Securities and Exchange Commission disclosing whether conflict minerals that are “necessary to the functionality or production” of our products originated in the DRC or an adjoining country (the “Conflict Region”). We support these requirements to help ensure that conflict minerals used in our products do not directly or indirectly finance armed conflict or result in labor or human rights violations.

Cooper Standard’s Commitment:

1.	We will not knowingly procure conflict minerals originating in the Conflict Region that are not certified as DRC conflict free[1].

2.	We will request that our suppliers undertake reasonable due diligence with their supply chains to assure that conflict minerals are being sourced from mines and smelters outside the Conflict Region or, if sourced within the Conflict Region, from mines and smelters that have been certified by an independent third party as DRC conflict free.

3.	We will comply with the reporting and disclosure requirements currently applicable to conflict minerals.

Our goal is to ensure that only DRC conflict free materials and components are used in the products that we buy and the products that we manufacture. If we discover that any of our raw materials, parts or components contain conflict minerals that were sourced from mines or processed in facilities that are considered to be “non-conflict free,” we will take appropriate actions to transition the products to be DRC conflict free.

Sincerely,

/s/ Jeffrey S. Edwards
Jeffrey S. Edwards
Chairman and CEO

Internal Management Systems

Cooper Standard has formed a Conflict Minerals Oversight Committee (the “Committee”) to support and oversee our supply chain due diligence process. The Committee is made up of cross-functional subject-matter experts from supply chain management; product and material development; health, safety and environment (“HS&E”) and global sustainability; finance; and legal, which leads the Committee. A member of the Company’s executive management team is also on the Committee. The Committee communicates with internal audit, information technology, and communications as the Committee deems necessary. The Committee is responsible for drafting the Conflict Minerals Corporate Policy Statement approved by the Company’s chief executive officer (available on our website at www.cooperstandard.com/Corporate_Governance.php), designing a strategy to assess and respond to identified risk in our supply chain, and assessing the adequacy of our due diligence activities and conflict minerals reporting.

A “core” team of Committee members from supply chain management, HS&E and global sustainability, and product and material development is responsible for determining whether any conflict minerals are necessary to the functionality or production of a product manufactured by us or contracted by us to be manufactured. The core team communicates with our suppliers, conducts RCOI to determine whether any conflict minerals originated in the Conflict Region or whether they came from recycled or scrap resources, identifies suppliers that are high risk, conducts due diligence on the source and chain of custody of the conflict minerals, and responds to information requests from customers.

System of Controls and Transparency

Cooper Standard does not have a direct relationship with 3TG smelters and refiners. The raw materials that we use to manufacture our products can pass through five or more tiers before reaching us, which makes tracing the source and chain of custody of conflict minerals from upstream suppliers challenging. Cooper Standard participates in industry-wide initiatives, including the Automotive Industry Action Group (“AIAG”) Conflict Minerals Information Group; Manufacturers Alliance for Productivity and Innovation Sustainability Council; and Electronics Industry Citizenship Coalition Global e-Sustainability Initiative’s (“EICC-GeSI”) Conflict Free Sourcing Initiative.

[1]	“DRC conflict free” is defined in Section 1502(p)(1)(A)(ii) of the Dodd-Frank Act to mean the products that do not contain minerals that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country.

The Company’s system of controls and transparency include the adoption of a Conflict Minerals Corporate Policy Statement and the Company’s Code of Business Conduct and Ethics (the “Code”) (publicly available on our website at www.cooperstandard.com/code_of_conduct_all.php). These policies apply globally to our suppliers and our employees at all levels of the organization. We educate our employees and reinforce our commitment to ethical business practices by requiring relevant personnel to participate in online training courses and to certify annually that they have read, understood and complied with and will continue to comply with the Code, as well as Company policies, laws, and regulations that apply to their jobs. In addition to the Code, our suppliers are expected to adhere to the expected behaviors outlined in Global Supplier Manual (available to suppliers on our website at www.cooperstandard.com/suppliers.php). Furthermore, the Company has established a confidential reporting mechanism through Ethics Point, an independent third-party service where employees and suppliers can report violations of Cooper Standard’s policies. There are a number of ways to make a report and these are set forth in the Code.

Finally, the Company has updated its Record Retention Policy to include records relating to conflict minerals, which must be retained for a minimum period of five years.

Supplier Engagement

For several years, we have been working towards a goal to (i) significantly reduce our supply base, (ii) standardize our direct and indirect purchasing globally, and (iii) enter into long-term contracts (when appropriate) in order to ensure compliance by our suppliers. In addition to those efforts, the AIAG has been invaluable in engaging our suppliers, communicating up and down the supply chain, and providing training and awareness tools, which allows us to focus our efforts on improving the data being provided from our supply base.

Identify and Assess Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. We rely on our suppliers to provide us with information about the source of conflict minerals contained in the components they supply to us. Our direct suppliers are similarly reliant upon information provided to them by their direct suppliers.

Like many of our peer companies in the automotive industry, we used the International Material Data System (“IMDS”) and the Conflict Minerals Reporting Template (“CMRT”) to help us identify our high risk suppliers and assess the risk in our supply chain. IMDS is the database used by almost all global automotive OEM’s to collect, maintain, analyze and archive all of the materials used for automobile manufacturing. The CMRT, developed by EICC-GeSI, is a questionnaire that is designed to gather information from suppliers:

•	about the use of 3TG in their products, the origins of those minerals, and the identity of the smelters processing them:

•	Is tantalum, tin, gold, or tungsten necessary to the functionality or production of the products you manufacture or contract to manufacture and, if so, do any of those minerals originate from the Conflict Region or come from a recycler or scrap supplier?

•	Have you identified which smelters have been used to process any of the 3TG you reported using and, if so, have those smelters been validated as compliant with the Conflict-Free Smelter (“CFS”) Program and listed on the Compliant Smelter List?

•	about their companies’ policies:

•	Do you have a conflict-free sourcing policy and, if so, is it publicly available on your company website?

•	Do you require your direct suppliers to be conflict free?

•	Do you require your direct suppliers to source from smelters validated as compliant to a CFS protocol using the Compliant Smelter List?

•	about their own due diligence practices:

•	Have you implemented due diligence measures for conflict-free sourcing?

•	Have you asked your suppliers to fill out a CMRT?

•	Have you received completed questionnaires from your suppliers?

•	Have you requested smelter names from your suppliers?

•	Does your verification process include a corrective management action?

Finally, suppliers are asked if they are subject to the Rule.

We ran reports in IMDS to narrow down the list of our suppliers so that only those who have reported using conflict minerals in their products were included. From that list, we identified approximately 260 suppliers that we consider to be “high risk.” We sent the CMRT to suppliers and if a supplier reported in its CMRT that no conflict minerals were used but the report generated from IMDS contradicted that assertion, we followed up with the supplier to get more information.

We have received responses from approximately 48% of our suppliers surveyed, and we sent weekly reminders up until April of 2014 to those who did not respond. Most of the suppliers who have responded provided data at a company level as was requested. A number of our suppliers have reported that one or more of the conflict minerals are sourced in the Conflict Region, however, the conflict-free nature of the mines in question has yet to be determined. A large percentage of our respondents were unable to specify the smelters or refiners that were used to process the conflict minerals. Therefore, we have been unable to validate all of the smelters or refiners in our supply chain.

Risk Mitigation/Future Due Diligence Measures

In 2014 we intend to engage with suppliers and direct them to training resources to increase the response rate and improve the content of the supplier survey responses. If we discover that any material, parts or components that we purchase from our suppliers contain 3TG and have been produced in facilities considered to be “non-conflict free,” we will take appropriate actions to transition the product to be DRC Conflict Free.

Part II. Product Description

It is not possible to provide a product level report at this time. Company level reporting is the standard in the automotive industry in 2013.

4